

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

David Sachs
Chief Financial Officer
ImmunityBio, Inc.
3530 John Hopkins Court
San Diego, CA 92121

      Re: ImmunityBio, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-37507

Dear David Sachs:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences